Filed Pursuant to Rule 424(b)(1)
Registration No. 333-173021

PROSPECTUS

44,590,054 Shares

Common Stock

This prospectus relates to the resale of an aggregate of up to 44,590,054 shares of our common stock, representing approximately 95% of our total outstanding shares, of which 44,243,750 were issued to the selling stockholders in connection with an equity financing transaction in January 2011 (the “Private Offerings”). 41,002,554 of the shares of our common stock being registered pursuant to this registration statement are held by directors, officers or significant shareholders of the Company. We are required to file this registration statement, of which this prospectus is a part, under the terms of a Registration Rights Agreement dated January 28, 2011 with the selling stockholders to register for resale the shares of common stock issued by the Company to certain investors in connection with the Private Offerings.

We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

Our common stock is traded on the NASDAQ Capital Market under the symbol “CACB.” The last reported sale price of our common stock on the NASDAQ Capital Market on May 11, 2011 was $8.16 per share.

These shares of common stock are not savings accounts, deposits, or other obligations of our bank subsidiary and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in our common stock involves a high degree of risk. See “Item 1A — Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2010 for a discussion of information that should be considered in connection with an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 18, 2011

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including information included or incorporated by reference, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions that are not historical facts, and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “should,” “projects,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. In addition to the factors set forth in this prospectus, including the sections titled “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” from our 2010 Annual Report on Form 10-K and the other documents incorporated by reference in this prospectus, the following factors, among others, could cause actual results to differ materially from the anticipated results:

•	our inability to comply with the consent order with the Federal Deposit Insurance Corporation (“FDIC”) and the Oregon Division of Finance and Corporate Securities (“DFCS”) (the “Order”), under which we are currently operating, could lead to further regulatory sanctions or orders, which could further restrict our operations and negatively affect our results of operations and financial condition;
•	local and national economic conditions could be less favorable than expected or could have a more direct and pronounced effect on us than expected and adversely affect our results of operations and financial condition;
•	the local housing/real estate market could continue to decline for a longer period than we anticipate;
•	the risks presented by a continued economic recession, which could continue to adversely affect credit quality, collateral values, including real estate collateral and OREO properties, investment values, liquidity and loan originations, reserves for loan losses and charge offs of loans and loan portfolio delinquency rates and may be exacerbated by our concentration of operations in the States of Oregon and Idaho generally, and the Oregon communities of Central Oregon, Northwest Oregon, Southern Oregon and the greater Boise area, specifically;
•	we may be compelled to seek additional capital in the future to augment capital levels or ratios or improve liquidity, but capital or liquidity may not be available when needed or on acceptable terms;
•	interest rate changes could significantly reduce net interest income and negatively affect funding sources;
•	competition among financial institutions could increase significantly;
•	competition or changes in interest rates could negatively affect net interest margin, as could other factors listed from time to time in the Company’s Securities and Exchange Commission (“SEC”) reports;
•	the reputation of the financial services industry could further deteriorate, which could adversely affect our ability to access markets for funding and to acquire and retain customers; and
•	existing regulatory requirements, changes in regulatory requirements and legislation and our inability to meet those requirements, including capital requirements and increases in our deposit insurance premium, could adversely affect the businesses in which we are engaged, our results of operations and financial condition.

Please take into account that forward-looking statements speak only as of the date of this prospectus or, in the case of any documents incorporated by reference in this prospectus, the date of such document. We do not undertake any obligation to publicly correct or update any forward-looking statement whether as a result of new information, future events or otherwise, except to the extent required by law.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, or seeking offers to buy, shares of common stock in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus and in the documents incorporated by reference is accurate only as of their respective dates, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations, prospects and risks may have changed since those dates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, any documents we have filed with the SEC at its Public Reference Room located at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We also file these documents with the SEC electronically. You can access the electronic versions of these filings on the SEC’s Internet website found at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-1 relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s Internet website.

Our website is located at www.botc.com. The information contained on our website does not constitute part of this prospectus. Through our website, we make available free of charge our Annual Reports on Form 10-K, our proxy statements, our Quarterly Reports on Form 10-Q, our current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These reports are available as soon as reasonably practicable after we electronically file those materials with the SEC. We also post on our website the charters of our Audit, Compensation, and Nominations and Corporate Governance Committees, our Corporate Governance Guidelines, our Code of Conduct and Ethics, and any amendments or waivers thereto and any other corporate governance materials contemplated by SEC or NASDAQ regulations. The documents are also available in print by contacting our corporate secretary at our executive offices.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to another document without restating that information in this document. Any information incorporated by reference into this prospectus is considered to be part of this prospectus from the date we file that document.

We incorporate by reference the following documents and other information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not “filed” in accordance with SEC rules):

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, filed on May 4, 2011 (File No. 000-23322);
•	our Annual Report on Form 10-K for the year ended December 31, 2010, filed on March 15, 2011 (File No. 000-23322);
•	our definitive proxy statement on Schedule 14A filed on March 15, 2011 (File No. 000-23322); and
•	our Current Report on Form 8-K filed August 6, 2009 and January 31, 2011 (File No. 000-23322).

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all of the reports or documents referred to above that have been or may be incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You may request a copy of these filings, at no cost, by contacting Andrew J. Gerlicher, Secretary, at our executive offices located at 1070 NW Wall Street, Bend, Oregon 97701, or by telephone at (541) 385-6205.

BACKGROUND OF THE PRIVATE OFFERINGS

The significant downturn in economic activity and declining real estate values that commenced in late 2008 had a direct and adverse effect on the financial condition and results of operations of the Company and the Company’s wholly-owned subsidiary, Bank of the Cascades (the “Bank”), including substantial reductions in the capital levels of both the Company and the Bank. The impact on the Company has been an elevated level of non-performing assets and charge-offs and an associated increase in the reserve for loan losses for the Company, leading to a decrease in total stockholders’ equity from $135.2 million at December 31, 2008 to $10.0 million at December 31, 2010.

On August 27, 2009, the Bank entered into an agreement with the FDIC, its principal federal banking regulator, and the DFCS, which required the Bank to take certain measures to improve its safety and soundness. In connection with that agreement, the Bank stipulated to the issuance by the FDIC and the DFCS of the Order.

Under the Order, the Bank was required to take certain measures to improve its capital position, maintain liquidity ratios, reduce its level of non-performing assets, reduce its loan concentrations in certain portfolios, improve management practices and board supervision and assure that its reserve for loan losses is maintained at an appropriate level. Among the corrective actions required were for the Bank to develop and adopt a plan to maintain the minimum risk based capital requirements for a “well-capitalized” bank, including a Tier 1 leverage ratio of at least 10% at the Bank level beginning 150 days from the issuance of the Order.

In addition to the Order, on October 26, 2009, the Company entered into a written agreement with the Federal Reserve Bank of San Francisco (the “FRB”) and DFCS (the “Written Agreement”), which required the Company to take certain measures to improve its safety and soundness. Under the Written Agreement, the Company was required to develop and submit for approval within 60 days of the Written Agreement a plan to maintain sufficient capital at the Company and the Bank.

To meet and maintain the capital requirements of the Order and the Written Agreement, in early 2009, the Bank estimated that it needed a minimum of approximately $150 million of additional equity capital. The economic environment in the Company’s market areas and the duration of the downturn in the real estate market continued to have a significant impact on the implementation of the Bank’s business plans. Failure to increase capital levels in compliance with the requirements of the Order and the Written Agreement could have resulted in further enforcement actions by our regulators, including placing the Bank into conservatorship or receivership, and could affect the Company’s ability to continue as a going concern.

In 2008, the Company retained Keefe, Bruyette & Woods (“KBW”) to act as placement agent for a private placement to raise additional equity capital. In January 2009, the Company asked KBW to solicit institutional investors for a private placement of equity securities. During this process, the Company’s largest shareholder, David F. Bolger (“Mr. Bolger”), committed to an investment of $25 million, provided the Company could raise a total of $150 million of new equity. The Company and Mr. Bolger discussed a price equal to the lower of $1.00 per share or the price agreed with other private equity investors. In 2008, Lightyear contacted the Company to express an interest in investing in the Company. KBW, at the Company’s request, then contacted Lightyear in the fall of 2008. After conducting diligence in 2008 and 2009, in October 2009 an affiliate of Lightyear Fund II, L.P. (“Lightyear”) expressed an interest in investing $40 million in the Company, provided the Company could raise a total of $150 million, including amounts from Mr. Bolger and Lightyear. Lightyear indicated a willingness to pay the lower of $0.87 per share or the price agreed with other private equity investors. After further negotiations, on October 29, 2009, the Company entered into separate securities purchase agreements with each of Mr. Bolger, who as of that date beneficially held approximately 12.13% of our outstanding Common Stock, and Lightyear for the purchase of our common stock for total gross proceeds of $65.0 million (the “2009 Private Offerings”) consisting of $25.0 million from Mr. Bolger and $40.0 million from Lightyear. The Company, Mr. Bolger, Lightyear and KBW also agreed that the remainder of the equity would be raised through a public offering underwritten by KBW. The price of the shares of common stock to be issued in the 2009 private offerings was equal to the lesser of (A) $0.87 per share and (B) the net proceeds per share to the Company in the public offering.

The Company commenced a public offering of common stock in December 2009 for which KBW and Macquarie Capital acted as underwriters. Due to market conditions, the public offering was suspended before year-end 2009. Lightyear and Mr. Bolger each continued to extend its commitment to purchase equity provided the Company could raise at least $150 million.

In February 2010, at the request of the Company, KBW and Macquarie began another effort to solicit investors for a private placement of common equity. Because of market conditions, the 2010 private placement effort was focused more on private equity investors. Each investor who expressed interest in the transaction was required to sign a nondisclosure agreement before access to any diligence information was provided. In addition, to meet and maintain the capital requirements of the Order and the Written Agreement, in early 2010, the Bank estimated that it needed a minimum of approximately $177 million as a result of the continued deterioration of the Company and the Bank in 2009 and early 2010. The Company discussed pricing with the proposed investors during May and June 2010, and it was agreed that the offerings would be priced at $.40 per share. The execution of the Securities Purchase Agreements (as defined below) and the announcement of the transaction were delayed during the summer and fall of 2010 as the Company finalized the terms of its previously announced repurchase of its outstanding trust preferred securities with Cohen & Co., Inc., which was a condition to closing the equity offerings.

On November 16, 2010, the Company announced that it had entered into an Amended and Restated Securities Purchase Agreement dated November 16, 2010 with each of Mr. Bolger and Lightyear, and it had entered into additional Securities Purchase Agreements dated November 16, 2010 with an affiliate of Leonard Green & Partners, L.P. (“Leonard Green”); with an affiliate of WL Ross & Co. LLC (“WL Ross”); and with five investors including (i) Michael F. Rosinus, through his IRA (“Rosinus”), (ii) Keefe Ventures Fund LP (“Keefe”), (iii) Weichert Enterprise LLC (“Weichert”), (iv) an affiliate of Smith Management (“Smith”) and (v) Cougar Trading, LLC (“Cougar”) (the “Securities Purchase Agreements”).

The total gross proceeds from the Private Offerings pursuant to the Securities Purchase Agreements was $176,975,000, consisting of $25 million from Mr. Bolger, $45.875 million from each of Lightyear, Leonard Green, and WL Ross, $9.15 million from Smith and an aggregate of $5.2 million from the remaining investors. Subject to all the terms and conditions of the relevant Securities Purchase Agreement, the shares of our Common Stock were sold at an adjusted per share purchase price equal to $4.00 (which purchase price following the reverse stock split discussed below was adjusted from the $0.40 per share purchase price reflected in the Securities Purchase Agreements). On November 15, 2010 (the day prior to the announcement of the Private Offerings), the closing price of the Company’s Common Stock on the NASDAQ Capital Market was $0.44 per share.

USE OF PROCEEDS

This prospectus relates to 44,590,054 shares of our common stock which may be sold from time to time by the selling stockholders. We will not receive any part of the proceeds from the sale of common stock by the selling stockholders.

DETERMINATION OF OFFERING PRICE

This offering is being made solely to allow the selling stockholders to offer and sell shares of our common stock to the public. The selling stockholders may offer for resale some or all of their shares at the time and price that they choose. On any given day, the price per share is likely to be based on the bid price for our common stock, as quoted on the NASDAQ Capital Market on the date of sale, unless shares are sold in private transactions. Consequently, we cannot currently make a determination of the price at which shares offered for resale pursuant to this prospectus may be sold.

SELLING STOCKHOLDERS

The selling stockholders identified below, or their respective pledgees, donees, assignees, transferees or their successors in interest, are selling all of the common shares being offered under this prospectus. Unless otherwise indicated, all of the share numbers and per share prices in this prospectus give effect to a reverse stock split that became effective on November 22, 2010. Upon the effectiveness of the reverse split, every ten shares of our common stock were combined into one share of common stock.

On January 28, 2011, we issued to private investors (the “Investors”) 44,243,750 shares of common stock in the Private Offerings. In connection with the closing of the Private Offerings, we entered into a Registration Rights Agreement with the Investors dated January 28, 2011 (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Company is required to use its reasonable best efforts to promptly file with, and cause to be declared effective by, the SEC, not later than 30 days after the date thereof, a shelf registration statement providing for the resale by the Investors of the shares of common stock of the Company issued by the Company to the Investors in connection with closing of the Private Offerings. The Registration Rights Agreement also provides the Investors with customary piggyback registration rights. The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on January 31, 2011 and incorporated herein by reference.

We are registering, on behalf of the selling stockholders, 44,590,054 shares of common stock, no par value of which 41,002,554 are held by directors, officers and significant shareholders of the Company. The following table sets forth, as of May 11, 2011, the name of each of the selling stockholders, the number of shares of common stock owned by each selling stockholder that may be offered for sale from time to time pursuant to this prospectus and the number of shares of common stock to be held by each selling stockholder assuming the sale of all the common stock being registered hereby.

Some of the selling stockholders may distribute their shares, from time to time, to their limited and/or general partners and members, who may sell shares pursuant to this prospectus. Each selling stockholder may also transfer shares owned by it, and upon any such transfer the transferee may have the same right of sale as the selling stockholder. None of the selling stockholders has had a material relationship with us within the past three years other than as a result of the ownership of our common stock, except as set forth under the heading “Certain Relationships and Related Transactions” of our definitive proxy statement on Schedule 14A filed on March 15, 2011 which is incorporated herein by this reference. We may amend or supplement this prospectus from time to time to update the disclosure set forth herein.

The common stock being registered hereby were acquired from us in transactions which were exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) under Section 4(2) and Rule 506 of Regulation D thereof.

Name of Selling Stockholder	Number of Shares Being Offered	Shares Beneficially Owned Prior to the Offering(1)			Shares Beneficially Owned After the Offering(1)(2)
		Number		%	Number	%
David F. Bolger(3)	6,577,072	6,577,072	(3)	13.92	0	*
Two-Forty Associates LLC(3)	19,232	19,232	(3)	*	0	*
Lightyear Fund II, L.P.(4)	11,438,500	11,438,500	(4)	24.22	0	*
Lightyear Co-Invest Partnership II, L.P.(4)	30,250	30,250	(4)	*	0	*
WLR CB AcquisitionCo LLC(5)	11,468,750	11,468,750	(5)	24.28	0	*
Green Equity Investors V, L.P.(6)	8,822,279	8,822,279	(6)	18.68	0	*
Green Equity Investors Side V, L.P.(6)	2,646,471	2,646,471	(6)	5.60	0	*
Keefe Ventures Fund, L.P.	600,000	600,000		1.27	0	*
Weichert Enterprise, LLC	525,000	525,000		1.11	0	*
Cougar Trading, LLC	125,000	125,000		*	0	*
Alden Global Value Recover Master Fund, L.P.	2,287,500	2,287,500		4.84	0	*
Michael F. Rosinus R/O IRA(7)	50,000	50,000		*	0	*

*	Less than one percent.
(1)	The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. All such information is based on information provided to us by the selling stockholders. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or other right. Unless otherwise indicated below, each person has sole voting and investment power with respect to the shares shown as beneficially owned. Percentage of beneficial ownership is based on 47,235,751 shares of common stock outstanding as of May 11, 2011.
(2)	Assumes that each selling stockholder sells all shares registered under this registration statement. However, to our knowledge, there are no agreements, arrangements or understandings with respect to the sale of any of our common stock, and each selling stockholder may decide not to sell its shares that are registered under this registration statement.
(3)	Mr. Bolger is the record owner of 6,577,072 shares of common stock of which 6,250,000 were purchased in the Private Offerings. Two-Forty Associates LLC, is the record owner of 19,232 shares of common stock. Mr. Bolger has the sole power to vote or to direct the vote or to dispose or direct the disposition of 6,577,072 shares of common stock. Mr. Bolger owns 16% of the membership interests of Two-Forty Associates LLC and has shared power to vote or to direct the vote or to dispose or direct the disposition of 19,232 shares of common stock held by Two-Forty Associates LLC. James T. Bolger, Mr. Bolger’s son, is managing member of Two-Forty Associates LLC, owns 25% of its membership interests and has shared power to vote or to direct the vote or to dispose or direct the disposition of 19,232 shares of common stock held by Two-Forty Associates LLC.
(4)	Lightyear Fund II, L.P., a Delaware limited partnership (“Lightyear Fund II”), is the record owner of 11,438,500 shares of common stock and Lightyear Co-Invest Partnership II, L.P., a Delaware limited partnership (“Co-Invest”), is the record owner of 30,250 shares of common stock. Lightyear Fund II GP, L.P. (“Lightyear Fund II GP”), is the general partner of Lightyear Fund II. The principal business of Lightyear Fund II GP is acting as general partner of Lightyear Fund II. Lightyear Fund II GP Holdings, LLC (“Lightyear Fund II GP Holdings”) is the general partner of Lightyear Fund II GP and Co-Invest. The principal business of Lightyear Fund II GP Holdings is acting as general partner of Lightyear Fund II GP and Co-Invest. The managing member of Lightyear Fund II GP Holdings is Marron & Associates, LLC (“Marron & Associates”). The principal business of Marron & Associates is acting as managing member of Lightyear Fund II GP Holdings. The sole member of Marron & Associates is Chestnut Venture Holdings, LLC (“Chestnut Venture Holdings”). The principal business of Chestnut Venture Holdings is acting as the sole member of Marron & Associates. The managing member of Chestnut Venture Holdings is Mr. Donald B. Marron. The present principal occupation of Mr. Marron is as Chairman of Lightyear Capital, LLC. Lightyear Fund II GP could be deemed to have shared voting or dispositive power over the shares owned by Lightyear Fund II. Each of Lightyear Fund II GP Holdings, Marron & Associates, Chestnut Venture Holdings and Mr. Marron could be deemed to have shared voting or dispositive power over the shares of common stock owned by Lightyear Fund II and Co-Invest. Neither Lightyear Fund II nor Co-Invest is a broker-dealer, but they are affiliates of a broker-dealer. Lightyear Fund II and Co-Invest have certified that they bought the shares of common stock in the ordinary course of business, and at the time of the purchase of the shares of common stock to be resold, neither had any agreements or understandings, directly or indirectly, with any person to distribute the shares of common stock.
(5)	The 11,468,750 shares of common stock are held directly by WLR CB AcquisitionCo LLC. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV, LLC. WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P., which is the sole manager of WLR CB AcquisitionCo LLC, and WL Ross & Co. LLC is the investment manager of WL Ross Group, L.P. Accordingly, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC, Wilbur L. Ross, Jr. and WL Ross & Co. LLC may be deemed to share voting and dispositive power over the common stock held by WLR CB AcquisitionCo LLC. WRL CB AcquisitionCo LLC is not a broker-dealer, but is an affiliate of a broker-dealer. WLR CB AcquisitionCo LLC has certified that it bought the shares of common stock in the ordinary course of business, and at the time of the purchase of the shares of common stock to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the shares of common stock.
(6)	Green Equity Investors V, L.P., a Delaware limited partnership (“GEI V”), is the record owner of 8,822,279 shares of common stock and Green Equity Investors Side V, L.P., a Delaware limited partnership (“GEI Side V”), is the record owner of 2,646,471 shares of common stock. GEI Capital V, LLC, a Delaware limited liability company (“Capital”), is the general partner of GEI V and GEI Side V. Capital’s principal business is to act as the general partner of GEI V and GEI Side V. Green V Holdings,

LLC, a Delaware limited liability company (“Holdings”), is a limited partner of GEI V and GEI Side V. Holdings’ principal business is to serve as a limited partner of GEI V and GEI Side V. Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”), is an affiliate of Capital. LGP’s principal business is to act as the management company of GEI V, GEI Side V and other affiliated funds. LGP Management, Inc., a Delaware corporation (“LGPM”), is the general partner of LGP. LGPM’s principal business is to act as the general partner of LGP. Due to their relationships with GEI V and GEI Side V, each of Capital, Holdings, LGP and LGPM may be deemed to have shared voting power with respect to the common stock deemed to be beneficially owned by GEI V and GEI Side V. As such, GEI V, GEI Side V, Capital, Holdings, LGP and LGPM may be deemed to have shared beneficial ownership over such shares of common stock. Each of GEI V, GEI Side V, Capital, Holdings, LGP and LGPM, however, disclaims beneficial ownership of such shares of common stock as to which they are not the record owner.
(7)	The Company and Michael F. Rosinus R/O IRA (“Rosinus”) entered into a registration rights agreement on April 20, 2011 in connection with the closing of the transaction contemplated by the Securities Purchase Agreement dated November 16, 2010 between the Company and Rosinus, pursuant to which the Company is registering the shares of common stock held by Rosinus.

PLAN OF DISTRIBUTION

We are registering the shares of common stock to permit the resale of these shares of common stock by the selling stockholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock as described in the Registration Rights Agreement.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent's commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
•	in the over-the-counter market;
•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;
•	through the writing of options, whether such options are listed on an options exchange or otherwise;
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales;
•	sales pursuant to Rule 144;
•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock covered by this prospectus short pursuant to this prospectus and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers who in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the Registration Rights Agreement, estimated to be $64,394.66 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the Registration Rights Agreement, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related Registration Rights Agreement, or we may be entitled to contribution.

Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our Affiliates, as that term is defined in the Securities Act.

DESCRIPTION OF CAPITAL STOCK

The following summary is not a complete description of the applicable provisions of our articles of incorporation, as amended, and bylaws, as amended and restated, or of applicable statutory or other law, and is qualified in its entirety by reference thereto. See “Where You Can Find Additional Information.”

Authorized Capitalization

Our authorized capital stock consists of:

•	100,000,000 shares of common stock, without par value; and
•	5,000,000 shares of preferred stock, without par value.

Common Stock

As of May 11, 2011, there were 47,235,751 shares of common stock outstanding held by 238 holders of record, which excludes beneficial owners who hold their shares through nominees or in “street” name.

Voting Rights.  Each holder of our common stock is entitled to one vote per share on each matter submitted to a vote of stockholders. Our bylaws provide that the presence of holders of shares representing a majority of the voting power of our outstanding capital stock entitled to vote at a stockholders’ meeting shall constitute a quorum. When a quorum is present, the affirmative vote of a majority of the votes cast is required to take action, unless otherwise specified by law, the NASDAQ listing rules or our articles of incorporation. There are no cumulative voting rights.

Supermajority Voting Rights.  The vote of either a majority of the board of directors or the affirmative vote of two-thirds of our outstanding capital stock is required to approve certain activities, including a merger or consolidation of the Company into another entity, certain significant dispositions of the Company’s assets, including its subsidiaries, and certain reclassifications or recapitalizations of the Company.

Dividends.  Each holder of our common stock is entitled to such dividends as the board of directors may declare from time to time out of funds legally available therefor. Our dividends depend upon the receipt by us of dividends from our subsidiaries because we have no source of income other than dividends from our subsidiaries. These rights are subject to the preferential rights of any preferred stock that we may issue in the future. Because of the elevated credit risk and associated losses incurred in 2008 and 2009, the Company suspended payment of cash dividends beginning in the fourth quarter of 2008. Meanwhile under the Order with the FDIC and DFCS, the Bank is required to seek permission prior to payment of cash dividends from the Bank to the Company.

Preemptive Rights.  Subject to certain customary conditions, pursuant to the terms of the Securities Purchase Agreements, dated as of November 16, 2010, by and among the Company and each of Mr. Bolger, Lightyear, Leonard Green and WL Ross, the Company has granted each of Mr. Bolger, Lightyear, Leonard Green and WL Ross, and their respective affiliates who hold the shares of common stock, preemptive rights on any subsequent offering of the Company’s securities. Each of them will have the preemptive rights described in the Securities Purchase Agreements entered into between the Company and each such Investor, until he or it, or his or its respective affiliates, ceases to own 5% or more of the outstanding shares of Common Stock of the Company.

Preferred Stock

As of May 11, 2011, there were no shares of preferred stock outstanding. Our board of directors is authorized, without further action of the stockholders, to issue from time to time shares of preferred stock in one or more series and with such relative rights, powers, preferences, and limitations as the board of directors may determine at the time of issuance. Such shares may be convertible into common stock and may be senior to the common stock in the payment of dividends, liquidation, voting and other rights, preferences and privileges. The issuance of shares of preferred stock could adversely affect the holders of common stock. For example, the issuance of preferred stock could be used in certain circumstances to render more difficult or discourage a merger, tender offer, proxy contest or removal of incumbent management. Preferred stock may be issued with voting and conversion rights that could adversely affect the voting power and other rights of the holders of common stock.

Anti-Takeover Effects of Certain Provisions in Our Articles of Incorporation and Bylaws and Oregon Law

The Oregon Control Share Act (“OCSA”) regulates the process by which a person may acquire control of certain Oregon-based corporations without the consent and cooperation of the board of directors. The OCSA provisions restrict a stockholder's ability to vote shares of stock acquired in certain transactions not approved by the board that cause the acquiring person to gain control of a voting position exceeding one-fifth, one-third, or one-half of the votes entitled to be cast in an election of directors. Shares acquired in a control share acquisition have no voting rights except as authorized by a vote of the stockholders. A corporation may opt out of the OCSA by provision in the corporation's articles of incorporation or bylaws. The Company has not opted to take itself outside of the coverage of the OCSA. Under our articles of incorporation and bylaws, the affirmative vote of either seventy-five percent of the outstanding shares of capital stock of the Company, excluding interested shares or two-thirds of the board of directors is required to opt out of the OCSA.

Except under certain circumstances, the Oregon Business Corporation Act (the “OBCA”) also prohibits a “business combination” between a corporation and an “interested stockholder” (in the case of the OBCA) within three years of the stockholder becoming an “interested stockholder.” Generally, an “interested stockholder” is a person or group that directly or indirectly controls, or has the right to acquire or control, the voting or disposition of 15% or more of the outstanding voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years. A “business combination” is defined broadly to include, among others (i) mergers and sales or other dispositions of 10% or more of the assets of a corporation with or to an interested stockholder, (ii) certain transactions resulting in the issuance or transfer to the interested stockholder of any stock of the corporation or its subsidiaries, (iii) certain transactions which would result in increasing the proportionate share of the stock of a corporation or its subsidiaries owned by the interested stockholder, and (iv) receipt by the interested stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges, or other financial benefits.

A business combination between a corporation and an interested stockholder is prohibited unless (i) prior to the date the person became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, that person owns at least 85% of the corporation's voting stock outstanding at the time the transaction is commenced (excluding shares owned by persons who are both directors and officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer), or (iii) the business combination is approved by the board of directors and authorized by the affirmative vote (at an annual or special meeting and not by written consent) of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

These restrictions placed on interested stockholders by the OBCA do not apply under certain circumstances, including, but not limited to, the following: (i) if the corporation's original articles of incorporation contains a provision expressly electing not to be governed by the applicable section of the OBCA; or (ii) if the corporation, by action of its stockholders, adopts an amendment to its bylaws, articles of incorporation expressly electing not to be governed by the applicable section of the OBCA, provided that such an amendment is approved by the affirmative vote of not less than a majority of the outstanding shares entitled to vote. Such an amendment, however, generally will not be effective until 12 months after its adoption and will not apply to any business combination with a person who became an interested stockholder at or prior to such adoption. In addition, the restrictions are not applicable to certain business combinations proposed between the announcement and the consummation or abandonment of certain transactions, including mergers and tender offers. The Company has not elected to take itself outside of the coverage of the applicable sections of the OBCA.

Authorized but Unissued Shares

Our articles of incorporation provide that the authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval; however, such issuances are subject to various limitations imposed by the NASDAQ Capital Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Election and Removal of Directors

Our bylaws require a minimum of seven directors and a maximum of eleven directors with the number of directors at any time to be fixed by board resolution. Pursuant to the Securities Purchase Agreements entered into between the Company and each of the Investors on November 29, 2010, immediately following the 2011 annual shareholder’s meetings, the bylaws will be amended to require a maximum of ten directors. We currently have ten directors. Directors are elected by a majority of the votes present at each annual meeting of our stockholders. The OBCA provides that stockholders may remove directors with or without cause by the affirmative vote of a majority of the votes cast at a meeting of stockholders called for the purpose of removing the director when a quorum is present.

Effective as of the closing of the Securities Purchase Agreements, dated as of November 16, 2010, by and among the Company and each of Lightyear, Leonard Green, and WL Ross, one designee of each of Mr. Bolger, Lightyear, Leonard Green and WL Ross was appointed to each of the Company’s Board of Directors and the board of directors of the Bank. A representative of David F. Bolger serves on the boards of the Company and the Bank pursuant to a previously existing shareholder’s agreement between Mr. Bolger and the Company. From the closing of the Private Offerings, for so long as Mr. Bolger, Lightyear, Leonard Green and WL Ross, each together with his or its affiliates, owns at least 5% or more of all of the outstanding shares of common stock (counting for such purposes all shares of common stock into or for which the securities of the Company owned by the investor are directly or indirectly convertible or exercisable and excluding as shares owned and shares outstanding all shares of common stock issued by the Company after the closing of the Private Offerings), at any election of directors of the Company or the Bank, such investor will have the right to nominate one candidate for election to each of the Company’s Board of Directors and the board of directors of the Bank, as a candidate recommended by the Company’s Board of Directors.

Board Meetings

Our bylaws provide that the chief executive officer, secretary, or a majority of the directors, may call special meetings of the board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board of directors when nominating its director designees.

Stockholder Action by Written Consent: Special Meeting

Our bylaws provide that stockholder action can be taken by written consent in lieu of a meeting if such action is approved by the appropriate number of stockholders required to approve such action. Our bylaws provide that a special meeting may only be called by the chief executive officer or by the stockholders upon a request in writing of stockholders owning at least ten percent of our entire capital stock then issued, outstanding and entitled to vote.

Limitations on Liability and Indemnification of Officers and Directors

Under the OBCA, a corporation may indemnify its directors and officers against liability if the director or officer acted in good faith and with a reasonable belief that his actions were in the best interests of the corporation, or at least not adverse to the corporation’s best interests, and, in a criminal proceeding, if the individual had no reasonable cause to believe that the conduct in question was unlawful. Under the OBCA, a corporation may not indemnify an officer or director against liability in connection with a claim by or in the right of the corporation in which such officer or director was adjudged liable to the corporation or in connection with any other proceeding in which the officer or director was adjudged liable for receiving an improper personal benefit. However, a corporation may indemnify against the reasonable expenses associated with such proceeding. A corporation may not indemnify against breaches of the duty of loyalty. The OBCA provides for mandatory indemnification against all reasonable expenses incurred in the successful defense of any claim made or threatened, regardless of whether such claim was by or in the right of the corporation, unless limited by the corporation’s articles of incorporation. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, regardless of whether the director or officer met the good faith and reasonable belief standards of conduct set out in the statute. Unless otherwise stated in the articles of incorporation, officers of the corporation are also entitled to the benefit of the above statutory provisions.

The OBCA also provides in §60.047 that the corporation may, by its articles of incorporation, eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for conduct as a director, provided that the articles of incorporation may not eliminate or limit liability for any breach of the director’s duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, any unlawful distribution, or any transaction from which the director received an improper personal benefit.

Consistent with Oregon law, our bylaws provide for the indemnification of our directors or officers subject to certain limitations, and Article XII of our articles of incorporation provides for the elimination of personal liability of directors under certain circumstances.

The Company and the Bank are each parties to Indemnification Agreements with each of its directors. Under the Indemnification Agreement, if a director was or is made a party, or is threatened to be made a party, to or is otherwise involved (including, without limitation, as a witness) in any Proceeding (as defined below), the Company or the Bank, as applicable, will hold harmless and indemnify the director from and against any and all losses, claims, damages, liabilities or expenses (including attorneys’ fees, judgments, fines, taxes or penalties, amounts paid in settlement and other expenses incurred in connection with such Proceeding) (collectively, “Damages”) to the full extent permitted by law. “Proceeding” shall mean any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, in which the director is, was or becomes involved by reason of the fact that the director is or was a director, officer, employee and/or agent of the Company or the Bank, as applicable, or that, being or having been such a director, officer, employee and/or agent, the director is or was serving at the Company’s or the Bank’s, as applicable, request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action (or inaction) by the director in an official capacity as a director, officer, partner, trustee, employee or agent or in any other capacity while serving as a director, officer, partner, trustee, employee or agent; provided, however, that, except with respect to an action to enforce the provisions of the Indemnification Agreement, “Proceeding” shall not include any action, suit or proceeding instituted by or at the direction of the director unless such action, suit or proceeding is or was authorized by the Company’s Board of Directors. The foregoing summary of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Company’s form of Indemnification Agreement and the Bank’s form of Indemnification Agreement, copies of which are filed as Exhibits 10.1 and 10.2, respectively, to the Company’s Current Report on Form 8-K filed on January 31, 2011, and incorporated herein by reference.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company. Its address is 59 Maiden Lane — Plaza Level, New York, New York 10038, and its telephone number is (888) 777-0321.

Listing

Our common stock is listed on the NASDAQ Capital Market under the symbol “CACB.”

LEGAL MATTERS

Legal matters in connection with this offering, including, without limitation, the validity of the offered securities, are being passed upon for us by Davis Wright Tremaine LLP, Seattle Washington.

EXPERTS

Our consolidated financial statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2010, and the effectiveness of Cascade Bancorp’s internal control over financial reporting as of December 31, 2010, have been audited by Delap LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

44,590,054 Shares

Common Stock

PROSPECTUS

May 18, 2011